                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   MTL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   624903100
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Joshua J. Harris
                           Sombrero Acquisition Corp.
                          c/o Apollo Management, L.P.
                    1301 Avenue of the Americas, 38th Floor
                           New York, New York  10019
                                 (212) 261-4000

                                with copies to:

    Michael D. Weiner, Esq.                     Morton A. Pierce, Esq.
    Apollo Management, L.P.                     Dewey Ballantine LLP
1999 Avenue of the Stars, Suite 1900          1301 Avenue of the Americas
   Los Angeles, California  90067               New York, New York 10019
        (310) 201-4100                                (212) 259-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 10, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), (f) or (g) check the following box     [ ].

NOTE: Schedules filed in paper format shall include a singed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.  624903100                           PAGE   2   OF   14   PAGES
------------------------                       --------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          SOMBRERO ACQUISITION CORP.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY                                                    (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e).                                                [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES                     0
      BENEFICIALLY        ------------------------------------------------------
     OWNED BY EACH        8         SHARED VOTING POWER
    REPORTING PERSON                1,125,197
          WITH            ------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                    0
                          ------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,125,197
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           24.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                               Page 2 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO.  624903100                                 PAGE   3   OF   14   PAGES
------------------------                             --------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        APOLLO INVESTMENT FUND III, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY                                                      (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e).                                                 [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES                     0
      BENEFICIALLY        ------------------------------------------------------
     OWNED BY EACH        8         SHARED VOTING POWER
    REPORTING PERSON                1,125,197
          WITH            ------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                    0
                          ------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,125,197
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           24.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                               Page 3 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO.  624903100                                 PAGE   4   OF   14   PAGES
------------------------                             --------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        APOLLO OVERSEAS PARTNERS III, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY                                                      (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e).                                                 [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES                     0
      BENEFICIALLY        ------------------------------------------------------
     OWNED BY EACH        8         SHARED VOTING POWER
    REPORTING PERSON                1,125,197
          WITH            ------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                    0
                          ------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,125,197
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           24.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                               Page 4 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO.  624903100                          PAGE   5   OF   14   PAGES
------------------------                      --------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          APOLLO (U.K.) PARTNERS III, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY                                                    (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e).                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
                                    0
       NUMBER OF          ------------------------------------------------------
         SHARES           8         SHARED VOTING POWER
      BENEFICIALLY                  1,125,197
     OWNED BY EACH        ------------------------------------------------------
    REPORTING PERSON      9         SOLE DISPOSITIVE POWER
          WITH                      0
                          ------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,125,197
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           24.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                               Page 5 of 14 Pages

                               SCHEDULE 13D

CUSIP NO.  624903100                                 PAGE   6   OF   14   PAGES
------------------------                             ---------------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        APOLLO ADVISORS II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY                                                      (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e).                                                  [ ]
--------------------------------------------------------------------------------
                          6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                    DELAWARE
--------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
                                    0
       NUMBER OF          ------------------------------------------------------
         SHARES            8        SHARED VOTING POWER
      BENEFICIALLY                  1,125,197
     OWNED BY EACH        ------------------------------------------------------
    REPORTING PERSON       9        SOLE DISPOSITIVE POWER
          WITH                      0
                          ------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,125,197
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDESCERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        24.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

                               Page 6 of 14 Pages

Item 1.    SECURITY AND ISSUER.
           -------------------

          This Statement relates to the common stock, par value $0.01 per share ("Common Stock"), of MTL, Inc., a Florida corporation ("Issuer"). The address of the principal executive office of the Issuer is 3108 Central Drive, Plant City, Florida 33567.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

(a)-(c)
and (f) This statement is filed jointly by Sombrero Acquisition Corp. ("Sombrero"), a Delaware Limited Liability Company, Apollo Investment Fund III, L.P., a Delaware limited partnership ("AIF III"), Apollo Overseas Partners III, L.P. ("Overseas Partners"), Apollo (U.K.) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("U.K. Partners" and, together with AIF III and Overseas Partners, the "Apollo Purchasers") and Apollo Advisors II, L.P. ("Apollo Advisors"), a Delaware limited partnership and the general partner of each of the Apollo Purchasers. The foregoing entities are hereinafter referred to collectively as the "Reporting Entities." The Reporting Entities are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

          Sombrero is a Florida corporation formed solely for the purpose of consummating the transactions contemplated by the Merger Agreement (as defined in Item 4). All of the interests in Sombrero are owned by the Apollo Purchasers. However, Sombrero may issue additional equity interests to third persons. It is not anticipated that Sombrero will have any significant assets or liabilities other than those arising under the Merger Agreement or in connection with the Merger, or engage in any activities other than those incident to its formation and capitalization and the Merger. The principal office of Sombrero is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York, 10577.

          Each of the Apollo Purchasers is principally engaged in the business of investing in securities. The principal office of each of the Apollo Purchasers is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York, 10577.

          Apollo Advisors is the managing general partner of each of the Apollo Purchasers. Apollo Advisors is principally engaged in the business of serving as managing general partner of the Apollo Purchasers.

          Apollo Capital Management II, Inc., a Delaware corporation
          ("Apollo Capital"), is the general partner of Apollo Advisors. Apollo Capital is principally engaged in the business of serving as general partner to Apollo Advisors.

                               Page 7 of 14 Pages

          Apollo Management, L.P., a Delaware limited partnership
          ("Apollo Management"), serves as manager of the Apollo Purchasers and manages their day-to-day operations.

          AIF III Management, Inc., a Delaware corporation ("AIM"), is the general partner of Apollo Management. AIM is principally engaged in the business of serving as general partner to Apollo Management.

          The respective addresses of the principal office of Advisors, Apollo Capital, Apollo Management and AIM are c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

          Apollo Fund Administration II LDC, a Cayman Islands LDC
          ("Apollo Administration"), is the administrative general partner of each of Overseas Partners and U.K. Partners. Apollo Administration is principally engaged in the business of serving as administrative general partner of Overseas Partners and U.K. Partners. The principal place of business of Apollo Administration is Apollo Fund Administration II LDC, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

          Apollo Management (UK) Ltd., an English corporation
          ("Management UK"), is the resident general partner of UK Partners. Management UK is principally engaged in the business of serving as the resident general partner of UK Partners. The address of the principal business of Management UK is Hill House, 1 Little New Street, London EC4A 3TR, England.

          Schedule I to this statement contains information concerning the Reporting Entities and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) and
(e) None of the Reporting Entities, Apollo Capital, Apollo Management, AIM, Apollo Administration, Management UK nor any of the persons or entities referred to in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

          The Reporting Persons acquired beneficial ownership of 1,125,197 shares of the Common Stock pursuant to the Voting Agreement (as defined and described in Item 6) representing approximately 24.7% of the issued and outstanding shares of Common Stock. Sombrero requested that certain

                               Page 8 of 14 Pages
          stockholders of the Issuer ("Principal Stockholders) enter into the Voting Agreement as a condition to Sombrero's willingness to enter into the Merger Agreement (as defined and described in Item 4). The Voting Agreement will apply to shares of Common Stock that may be acquired after the date of the agreement by such Principal Stockholders, including shares of Common Stock issuable upon exercise of options to purchase Common Stock. No additional consideration was given in exchange for the Voting Agreement.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

          On February 10, 1998, Sombrero entered into an Agreement and
          Plan of Merger (the "Merger Agreement") with the Issuer. Subject to the satisfaction or waiver of certain terms and conditions of the Merger Agreement, Sombrero will merge (the "Merger") with and into the Issuer and, as a result of the Merger, Sombrero will own approximately 90% of the issued and outstanding Shares. In connection with the Merger Agreement, Sombrero entered into a Voting Agreement dated as of February 10, 1998 (the "Voting Agreement") with the Principal Stockholders who own approximately 24.7% of the issued and outstanding Shares (as defined therein). The purpose of the Voting Agreement and the transactions contemplated thereby is to ensure approval of the Merger.

          At the Effective Time (as defined in the Merger Agreement),
          Sombrero will be merged with and into the Issuer, with the Issuer continuing as the Surviving Corporation (as defined in the Merger Agreement) and the directors of Sombrero continuing as the directors of the Surviving Corporation. All members of the Issuer's current management will continue as such after the Effective Time.

          At the Effective Time, each share of Common Stock held by the Issuer's stockholders (other than the MTL Common Stock held by certain officers and directors of the Issuer representing approximately 10% of the total outstanding shares of Surviving Corporation Common Stock) will be converted into the right to receive $40.00 in cash (the "Cash Merger Price"), subject an option by the Issuer to substitute $1.60 of the Cash Merger Price in the form of shares in the Surviving Corporation.

          Upon the consummation of the Merger, the issued and outstanding shares of Sombrero will be converted into approximately 90% of the total outstanding shares of Surviving Corporation Common Stock.

          The transactions contemplated in the Merger Agreement will result in the Common Stock ceasing to be quoted on the Nasdaq Stock Market and becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

          The foregoing description of the Merger Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

                               Page 9 of 14 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

(a) and
(b) Pursuant to the Voting Agreement, the Reporting Entities have the shared power to vote, or to direct the vote of, an aggregate of 1,125,197 shares of Common Stock, representing approximately 24.7% of the issued and outstanding shares of Common Stock. The Voting Agreement will apply to shares of Common Stock that may be acquired after the date of the agreement by the Principal Stockholders, including shares of Common Stock issuable upon exercise of options to purchase Common Stock.

(c)       The responses set forth in Item 4 are incorporated herein.

(d) The Principal Stockholders shall have the right to receive, pro rata, based on their percentage ownership of the Shares subject, dividends, if any, and the proceeds from any sale of the Common Stock. The identity of the Principal Stockholders is set forth in Schedule A to the Voting Agreement, a copy of which is filed as an exhibit to this
          Schedule 13D and is incorporated herein by reference.

(e)       Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

          The responses set forth in Item 4 and Item 5 are incorporated herein.

          Pursuant to a Voting Agreement dated February 10, 1998 between the Issuer and the Principal Stockholders (the "Voting Agreement"), each Principal Stockholder has agreed (and the Voting Agreement includes an irrevocable proxy provision for the benefit of Sombrero with respect to the Shares owned by each Principal Stockholder), (1) to vote all Shares (as defined in the Voting Agreement) owned by such persons at any meeting of the Issuer's stockholders or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and (2) to vote such Shares at any meeting of stockholders of the Issuer or at any adjournment thereof or in any other circumstances upon which a stockholder's vote, consent or other approval is sought, against (x) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company and/or any Alternative Proposal (as defined in Voting Agreement), (y) any amendment of the Issuer's Articles of Incorporation or by-laws or other proposal or transaction involving the Issuer or any Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger Agreement,

                              Page 10 of 14 Pages
          the Merger or any of the transactions contemplated by the Merger Agreement.

          Each Principal Stockholder has also agreed, until the Merger is consummated or the Merger Agreement is consummated in accordance with its terms, among other things, not to: (1) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares owned by such Principal Stockholder to any person; (2) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power of attorney or otherwise; (3) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby

          The foregoing description of the Voting Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT.
         -------------------------------

(a) Voting Agreement dated as of February 10, 1998, among Sombrero and the Principal Stockholders.

(b) Agreement and Plan of Merger dated as of February 10, 1998, between Sombrero and the Issuer.

                              Page 11 of 14 Pages

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, each of the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of Sombrero Acquisition Corp., Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (U.K.) Partners III, L.P. and Apollo Advisors II, L.P.

Dated as of the 20th day of February, 1998.


                            SOMBRERO ACQUISITION CORP.


                            By: /s/ Michael D. Weiner
                                --------------------------
                            Name:  Michael D. Weiner
                            Title:   Vice President


                            APOLLO INVESTMENT FUND III, L.P.
                            By:  Apollo Advisors II, L.P.,
                            its General Partner
                            By:  Apollo Capital Management II, Inc.,
                            its General Partner

                            By: /s/ Michael D. Weiner
                                --------------------------
                            Name:  Michael D. Weiner
                            Title:   Vice President


                            APOLLO OVERSEAS PARTNERS III, L.P.
                            By:  Apollo Advisors II, L.P.,
                            its General Partner
                            By:  Apollo Capital Management II, Inc.,
                            its General Partner

                            By: /s/ Michael D. Weiner
                                --------------------------
                            Name:  Michael D. Weiner
                            Title:   Vice President


                            APOLLO (U.K.) PARTNERS III, L.P.
                            By:  Apollo Advisors II, L.P.,
                            its General Partner
                            By:  Apollo Capital Management II, Inc.,
                            its General Partner

                            By: /s/ Michael D. Weiner
                                ---------------------------

                              Page 12 of 14 Pages

                            Name:  Michael D. Weiner
                            Title:   Vice President

                            APOLLO ADVISORS II, L.P.
                            By:  Apollo Capital Management II, Inc.,
                            its General Partner

                            By: /s/ Michael D. Weiner
                                ----------------------
                            Name:  Michael D. Weiner
                            Title:   Vice President

                              Page 13 of 14 Pages

                                   SCHEDULE I

          The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of the Apollo Purchasers and certain related persons. Except as otherwise indicated in this
Schedule I or in the Schedule 13D in to which this Schedule I relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

          The directors of Apollo Capital are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Apollo Capital and AIM. Messrs. Black and Hannan are also limited partners of Advisors and Apollo Management.

          Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Advisors"), Lion Advisors, L.P. ("Lion") and Apollo Real Estate Advisors, L.P. ("AREA"). The principal business of Apollo Advisors and Lion is to provide advice regarding investments in securities and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

          Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, serve as directors of Administration. Each of the above four individuals is principally-employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following politicians: Mr. Larder, Managing Director, Mr. Gillooly, Deputy Managing Director, Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Apollo Administration. Leon D. Black is the beneficial owner of the stock of Apollo Administration.

          Joshua Harris is a director and president of Sombrero. Mr. Harris has served as an officer of certain affiliates of Apollo Purchasers, having been associated with them since 1990. Mr. Harris is a director of Converse Inc., Florsheim Group Inc., NRT, Inc. and Alliance Imaging Inc.

          Michael D. Weiner is a director and vice president and secretary of Sombrero. Mr. Weiner has been an officer of certain affiliates of Apollo Purchasers since 1992. Prior to 1992, Mr. Weiner was a partner in the law firm of Morgan, Lewis & Bockius LLP. Mr. Weiner is a director of Converse Inc., Alliance Imaging, Inc., NRT, Inc., Continental Graphics Holdings, Inc. and Florsheim Group Inc.

                              Page 14 of 14 Pages